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                                                                    EXHIBIT 8.02

                               [FORM OF OPINION]

                              [RMHM&K LETTERHEAD]


                               [         ], 1999





Pharmaceutical Marketing Services Inc.
45 Rockefeller Plaza, Suite 912
New York, New York 10111

        Merger Agreement Dated as of December 14, 1998 By and Among Quintiles Transnational Corp., QTRN Acquisition Corp. and Pharmaceutical Marketing Services Inc.

Dear Sirs:

         We have acted as counsel for Pharmaceutical Marketing Services Inc., a Delaware corporation ("PMSI"), in connection with the merger (the "Merger")
of PMSI with and into QTRN Acquisition Corp., a North Carolina corporation ("Sub") wholly owned by Quintiles Transnational Corp., a North Carolina corporation ("Quintiles"), pursuant to the terms and provisions of the Merger Agreement, dated as of December 14, 1998 (the "Merger Agreement") by and among PMSI, Sub and Quintiles. This opinion is being delivered to you pursuant to
Section 6.03(c) of the Merger Agreement. Unless defined herein, capitalized terms used herein have the meanings provided for in the Proxy
Statement/Prospectus relating to the Merger, dated [      ], 1999 (the "Proxy
Statement/Prospectus") and filed with the Securities and Exchange Commission on
[         ], 1999 under the Securities Act of 1933, as amended (the "Securities
Act").

         In that connection, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of such records, documents and other instruments, and such other matters of fact and law, as we have considered necessary or appropriate for the purposes of this opinion, including an examination of: (i) the Merger Agreement, the Proxy
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Statement/Prospectus and the other documents and agreements referred to therein;
and (ii) the certifications made by you, Quintiles and Sub in letters, dated the date hereof, addressed to us.

          We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

          We have assumed that the fair market value of the contingent value payment rights received by PMSI stockholders in the Merger plus the total amount of cash paid in lieu of fractional shares will not exceed 50% of the total value of the consideration received by PMSI stockholders in exchange for their PMSI Common Stock. We have also assumed that the total amount of cash paid in lieu of fractional shares and at the maturity of such contingent value payment rights will not exceed 50% of the total value of the consideration received by PMSI stockholders in exchange for their PMSI Common Stock.

          Based upon and subject to the foregoing, we advise you that, in our opinion, for Federal income tax purposes:

          1. The Merger of PMSI with and into Sub will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          2. PMSI, Quintiles and Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

          No opinion is expressed herein with respect to any other Federal, state, local or foreign tax consequences relating to the Merger or the other transactions contemplated thereby.

          We consent to the filing of this opinion as an Exhibit to the Proxy Statement/Prospectus and to the use of our name under the captions "Material Federal Income Tax Considerations" and "Legal Matters". By giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act.

                                       Very truly yours,